Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 9, 2006

Interview with Bill Scotting,

Director Continuous Improvement, Mittel Steel

 Speaker key

IV	Interviewer
BS	Bill Scotting

Time-Code	Speaker	Speech
10:00:00	IV

Hello. I'm here with Bill Scotting, Director of Continuous Improvement at Mittal Steel. Mittal has grown very rapidly, largely by acquisition. There is a case that acquisitions don't create value. Why do you think this is not the case at Mittal Steel?

10:00:17	BS

I think it's correct that over the past decade and a half, Mittal Steel has grown into the world's leading steel producer. This achievement is I think testament not just to our ability to make the right acquisitions, but also to make those acquisitions work for us. Now growth comes not only from the immediate additional

10:00:37		revenues that acquisitions bring, but also from the continuous improvement that we bring to these acquisitions.
	IV	So what is your approach to integrating these acquisitions?
10:00:50	BS

I think that in a company that grows so much through acquisition that knowledge management is a vital part of it. A company formed through a merger or an acquisitions will have more knowledge than the two companies before the union. And the scope and potential that comes from this knowledge increases

10:01:11

more. The companies differ in geography, in history, in culture, and in operating practices bringing people together to benchmark, to share experiences and best practices, and to even undertake joint problem solving. We have found that this is the most effective way of facilitating integration. Such knowledge sharing underpins

10:01:32

our approach and has been a key ingredient in our success. Our decentralised management approach is built around this sharing of experience, sharing of best practices, and knowledge across all the businesses in the company.

10:01:47	IV	Your acquisitions have been very diverse. Does this impact on the integration of those acquisitions?
	BS	I don't think it alters the fundamental approach we take to acquisitions or the integration. We focus on always the business needs. We try to foster knowledge sharing, and we always

10:02:10

encourage our managers to think entrepreneurially. We like them to take responsibility and to support one another in improving their businesses. So this is our general approach and that doesn't change. Of course we do have to adapt to local market needs. The mature, relatively low growth markets, such as in North America

10:02:32

or Western Europe for example have a different characteristic to those of developing countries. Our approach in these areas and these more mature markets is typically to look for maintaining market share and to increase the value added value of the mix. We invest in R&D and product development, and we must also try to

10:02:58

be cost competitive in those environments. In the developing markets it's typically more about de-bottlenecking and capturing the volume growth that comes in these faster growing markets. We make selective investments to improve plant capabilities as the market needs in those countries develop. Finally, but I think

10:03:19

equally important, we transfer our product and process capabilities to those economies and to our plants in those areas. We look to improve the operating efficiencies and quality, and thereby capture the value added growth in those markets.

	IV	Isn't all this rather difficult to quantify?
10:03:38	BS

Let me try to answer it by giving you a few examples of where I think we've captured organic growth from our acquisitions and from the continuous improvement programme that we then implemented. In 1992 we acquired a flat products producer in Mexico. In the year before we bought it it was shipping around

10:03:56

half a million tons of production. It's now regularly doing 4 million tons. That's an eightfold increase in output. Temirtau in Kazakhstan is another one we acquired in I think 1995. It's grown from a production and output of around 2.5 million tons at that time to over 4 million tons today. Since buying in South

10:04:20

Africa in 2001 we have successfully increased production by over a million tons at that operation. But it's not just about increasing output and production in emerging countries. If I think of the developed world, think of Europe, in Germany in 1995 we bought a long products business. In 2004, the peak of the market, we

10:04:36

actually produced 20% more than it had been doing at that time. And in the US, at Inland Steel, a producer we bought in 1998, we have seen an improvement in output of around 300,000 tons at that facility. And that's from a very strong starting base. I think in both these latter cases we've not just been focused on volume

10:05:11

growth, but we've also improved the value added mix through product development and process innovation. These are all I suppose relatively long term examples, but we can also get significant impact from continuous improvement in a very short period of time just through applying our problem solving and

10:05:32		continuous improvement approaches. In a steckle mill we recently improved output by 20% in under six months.

	IV	If you succeed with your proposed merger with Arcelor, you say you can achieve $1 billion of synergies which the shareholder will share in. How can they be confident of this?
10:05:54	BS

I think the continuous improvement and the integration is also about generating synergies. We have a very good track record of doing this. For example, in the Ukraine, in our recent acquisition there, we have already achieved on the marketing side the synergies greater than expected. And we're anticipating in the

10:06:17

short term even more synergies to arise from the procurement function, and also from the operations. At OSG [?] in the USA is another good example. Through various measures in the purchasing area, through sharing best practices across closely located plants, through inventory reduction, we're already on target

10:06:41		to achieve the $250 million in annualised synergies that we predicted.
	IV	So can you sum up the Mittal Steel continuous improvement approach?
10:06:51	BS

Well I'll have a try at it anyway. I think with the various acquisitions we've made we've achieved the benefits, be they financial or operational. By really focusing on addressing the business needs in each case. We've made targeted capital investments. We've applied our knowledge management

10:07:15

programme. We've promoted the sharing of product and process capabilities. But I think most of all what drives all of this is that it's the sharing of the knowledge and the experiences of the diverse management team that has come together to form this group through all these acquisitions. And that's what underpins success

10:07:37		at the end of the day.
	IV	Thank you very much.
	BS	Pleasure. Thanks.

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain (subject to the information document relating to the Offer being approved by the CNMV), France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) with the CSSF, the CBFA and the AMF in Europe, including the Information Document approved by the CSSF, the CBFA and the AMF (No. 06-139) on May 16, 2006, an Information Document Supplement approved by the CSSF, the CBFA and the AMF (No. 06-169) on May 31, 2006, a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006, and a Share Listing Prospectus Supplement approved by the AFM on May 31, 2006 and (2) with the SEC in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document, the Information Document Supplement, the Share Listing Prospectus and the Share Listing Prospectus Supplement, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC’s website at www.sec.gov.